As filed with the Securities and Exchange Commission on July 27, 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SPANSION INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84649R 10 1

(CUSIP Number)

Harry A. Wolin, Esq.

Senior Vice President, General Counsel and Secretary

One AMD Place

P.O. Box 3453

Sunnyvale, California 94088

(408) 749-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 84649R 10 1	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Micro Devices, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,037,910
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 14,037,910
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,037,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84649R 10 1	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD (U.S.) Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,037,910
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 14,037,910
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,037,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84649R 10 1	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,037,910
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 14,037,910
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,037,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to Schedule 13D (the “Amendment”) relating to the shares of Class A common stock, $0.001 par value per share (each a “Share” and collectively, the “Shares”), of Spansion Inc., a Delaware corporation (the “Issuer”), hereby supplements and amends the Schedule 13D jointly filed on December 28, 2005 (the “Schedule 13D”) by Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), AMD (U.S.) Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of AMD (“AMD US Holdings”), and AMD Investments, Inc., a Delaware corporation and indirect wholly-owned subsidiary of AMD (“AMD Investments”) (each a “Reporting Person,” and collectively, the “Reporting Persons”), as amended on November 29, 2006. Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Schedule 13D, as amended.

Item 2.	Identity and Background.

Annex I to Item 2 to the Schedule 13D is amended and restated in its entirety as set forth on Annex I hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Issuer’s common stock consists of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of May 3, 2007, according to information provided to the Reporting Persons by the Issuer, 134,880,961 shares of Class A common stock are issued and outstanding; one share of Class B common stock is issued and outstanding; one share of Class C common stock is issued and outstanding; and no shares of Class D common stock are issued and outstanding.

The Reporting Persons, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, beneficially own 14,037,910 shares of the Issuer’s Class A common stock and the one outstanding share of the Issuer’s Class B common stock.

The Reporting Persons beneficially own approximately 10.4 percent of the Issuer’s total outstanding Class A common stock and own 100 percent of the Issuer’s total outstanding Class B common stock.

Item 5(c) is amended and supplemented as follows:

(c) On July 20, 2007, the Reporting Persons sold 2,006,693 Shares in open market transactions for an aggregate price of $24,236,436.72 (or approximately $12.08 per Share). On July 24, 2007, the Reporting Persons sold 10,500,000 Shares in a block trade for $11.44 per Share.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2007	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Faina Medzonsky
	Name:	Faina Medzonsky
	Title:	Assistant Secretary

Date: July 27, 2007	AMD (U.S.) HOLDINGS, INC.

	By:	/s/ Faina Medzonsky
	Name:	Faina Medzonsky
	Title:	Vice President and Secretary

Date: July 27, 2007	AMD INVESTMENTS, INC.

	By:	/s/ Faina Medzonsky
	Name:	Faina Medzonsky
	Title:	Vice President and Secretary

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Annex I

Name, Principal Occupation and Business Address of Each Director of Advanced Micro Devices, Inc.

Hector de J. Ruiz, Chairman of the Board of Directors and Chief Executive Officer, Advanced Micro Devices, Inc., One AMD Place, M.S. 68, Sunnyvale, California 94088

W. Michael Barnes, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Bruce L. Claflin, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

H. Paulett Eberhart, Chief Executive Officer and President, Invensys Process Systems, Inc., 33 Commercial Street, Foxboro, Massachusetts 02035

Robert B. Palmer, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Morton L. Topfer, Managing Director, Castletop Capital, 5000 Plaza on the Lake, Suite 170, Austin, Texas 78746

John E. Caldwell, Director, Chief Executive Officer, SMTC Corporation, 635 Hood Road, Markham, Ontario L3R 4N6, Canada

Frank Clegg, Chairman of the Board of Directors, Navantis, Inc., 21 Randolph Avenue, 3rd Floor, Toronto, Ontario M6P 4G4 Canada

Name, Principal Occupation and Business Address of Each Executive Officer of Advanced Micro Devices, Inc.

The business address of each executive officer of Advanced Micro Devices, Inc. is One AMD Place, M.S. 68, Sunnyvale, California 94088

Hector de J. Ruiz, Chairman of the Board of Directors and Chief Executive Officer

Derrick R. Meyer, President and Chief Operating Officer

Thomas M. McCoy, Executive Vice President, Legal Affairs, and Chief Administrative Officer

David E. Orton, Executive Vice President of Visual and Media Businesses

Henri Richard, Executive Vice President and Chief Sales and Marketing Officer

Robert J. Rivet, Executive Vice President and Chief Financial Officer

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Name, Principal Occupation and Business Address of Each Director and Executive Officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

The business address of each director and executive officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. is One AMD Place, M.S. 68, Sunnyvale, California 94088.

Robert J. Rivet – Director, President, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

Faina Medzonsky – Director, Vice President and Secretary, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

J. Michael Woollems – Director, Vice President and Treasurer, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

All of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. are citizens of the United States except for Dr. Caldwell, Mr. Clegg and Mr. Richard. Dr. Caldwell and Mr. Clegg are citizens of Canada. Mr. Richard is a citizen of France.

During the last five years, none of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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